Exhibit 99.4

CASINO, GUICHARD-PERRACHON
Société anonyme au capital de 173 157 997,86 euros
1 Esplanade de France
42000 Saint-Etienne
 554 501 171 RCS Saint-Etienne

Cnova N.V.
To the attention of the members of the Transaction Committee
Schiphol Boulevard 273
1118 BH Schiphol

Paris, August 8, 2016

RE: Project Delphes – Undertakings letter regarding the launch of the Tender Offers

Dear Sirs,

We are writing to you in connection with (i) the envisaged combination between Cnova Brazil and Via Varejo's businesses (the "Combination") via notably a merger of Cnova Brazil into a wholly-owned subsidiary of Via Varejo to be incorporated ("NewCo"), pursuant to a reorganization agreement between Via Varejo S.A., Cnova Brazil and Cnova N.V.  ("Cnova") to be executed on or around the date hereof substantially in the form last provided (the "Reorganization Agreement") and (ii) the subsequent cash tender offers that Casino, Guichard-Perrachon ("CGP"), envisages to launch for all the ordinary shares in the share capital of Cnova listed on NASDAQ and Euronext Paris (it being understood that shares held by the Casino Group will not be tendered) at a price of, respectively, 5.50 USD and an equivalent amount in Euros per share (together the "Tender Offers").

We are pleased to confirm and specify our undertakings regarding the Tender Offers, as anticipated in our previous letter dated May 11, 2016.

On the date hereof, we have received (i) a commitment by Companhia Brasileira de Distribuição ("CBD") not to tender the shares it holds directly or indirectly in Cnova under the Tender Offers, nor to sell such shares on the market or to any third party and (ii) a confirmation by CBD that it has not sold any shares, directly or indirectly, since May 12, 2016. Pursuant to the Reorganization Agreement, the shareholding indirectly held in Cnova by Via Varejo will have been repurchased by Cnova before the filing of the Tender Offers as further set out in the Reorganization Agreement.

1.	Conditions precedent. The below-mentioned undertakings made by CGP with respect to the Tender Offers are subject to:

i)	the execution of the Reorganization Agreement on or about the date of this letter;

ii)	the closing of the Combination (as defined in the Reorganization Agreement) by January 31, 2017; and

iii)
Cnova's Board and/or Transaction Committee supporting the Tender Offers and rendering, on or prior to the execution of the Reorganization Agreement, a positive opinion and position statement with respect to the Tender Offers, and immediately prior to the filing of the Tender Offer with the AMF, confirm their positive reasoned opinion in view of the independent expert's fairness opinion.

2.
Undertakings with respect to the Tender Offers.  CGP irrevocably undertakes, subject only to the fulfilment of the conditions precedent above, to file the Tender Offers on all Cnova shares except those shares held by Casino and CBD, at a price of 5.50 USD (for the Tender Offer launched in the US) and a corresponding amount in Euros for the Tender Offer to be filed in France, and in this respect, notably, to:

i)	launch, promptly after completion of the Combination, a cash Tender Offer on the shares of Cnova listed on Euronext Paris at a price in Euros equivalent to 5.50 USD per share; and

ii)	on the day of opening of the Tender Offer to be filed in France (following approval by the AMF), launch a Tender Offer for the shares of Cnova listed on NASDAQ at a price of 5.50 USD.

Subject to approval by the relevant market authorities, it is intended that the Tender Offers would be open for a period of 20 Business Days.

Casino may in its sole discretion but after consultation with Cnova and the relevant market authorities, determine the technicalities and the detailed timeline of the Tender Offers. Casino may notably decide to modify the sequence of the two Tender Offers mentioned above if it considers such modification appropriate.

3.
Squeeze-out. CGP reserves its right, in case it completes the Tender Offers and together with its group companies (groepsmaatschappijen) holds 95% or more of the issued and outstanding ordinary share capital of Cnova, to initiate a buy-out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the Dutch Civil Code and/or, in case CGP and its group companies also hold 95% or more of the voting rights in Cnova, a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code (a "Buy Out") in order to acquire the remaining Shares not tendered.

4.
Support of the Combination. It is envisaged that Cnova will convene an extraordinary meeting of shareholders to approve the Combination. CGP undertakes to support the Combination, in its capacity as shareholder of Cnova and indirect shareholder of Via Varejo, and to vote in favor of the Combination at Cnova's extraordinary shareholders' meeting.

5.
Support of the adjustment to the Stock Appreciation Rights issued by CGP. CGP agrees with the adjustment of the Stock Appreciation Rights issued by CGP in November 2014 (the "SAR"), proposed by the Board of Directors of Cnova as per the terms of the SAR as attached hereto.

6.
Termination.  CGP shall not have the right to terminate the undertakings provided in this letter for any reason whatsoever, except that CGP may terminate, by means of a written notice to Cnova, the undertakings provided in this letter with immediate effect, if, prior to the filing of the Tender Offers, Cnova issues, or has resolved or has committed to issue, new shares.

There will be no other commitments from CGP in the context of the implementation of the Tender Offers and the Combination than those provided for in this letter.
The undertakings (i) shall be governed by French law and (ii) shall be submitted to the competent civil courts falling within the jurisdiction of the Paris Court of Appeal.

/s/ Luis Enrique Devis
For Casino, Guichard-Perrachon
Luis Enrique DEVIS
Director Corporate Development and Holdings
Duly empowered